SEC
Mail Processing
Section
MAR 18 2019
Washington DC
408

SE(AI ... ...ED REPORT
FORM X-17A-5
PART III

19010345

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SEC FILE NUMBER
8-68158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentech Capital Advisors Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue, 16th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Fascia 212-946-3947
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

GREENTECH CAPITAL ADVISORS SECURITIES, LLC

TABLE OF CONTENTS

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Greentech Capital Advisors Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Greentech Capital Advisors Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 15, 2019

We have served as the Company's auditor since 2018.

Greentech Capital Advisors Securities, LLC
A wholly-owned subsidiary of Greentech Capital Advisors, LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	4,681,733
Restricted cash		536,605
Advisory fees receivable		2,293,970
Investment in warrants at fair value		0
Security deposit		61,347
Prepaid expenses		19,830
Total assets	$	7,593,485
Liabilities and member's equity		
Due to parent company	$	5,858,048
Accounts payable		442,147
Deferred revenue		183,274
Regulatory fee payable		78,417
Total liabilities		6,561,886
Member's equity		1,031,599
Total liabilities and member's equity	$	7,593,485

See accompanying notes to statement of financial condition.

Notes to Statement of Financial Condition

December 31, 2018

1. Organization

Greentech Capital Advisors Securities, LLC (the "Company") is a broker–dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly–owned subsidiary of Greentech Capital Advisors, LLC (the "Parent Company"), which is a wholly owned subsidiary of Greentech Capital Advisors, LP.

The Company offers financial advisory services, including buy-side and sell-side mergers and acquisitions (M&A), exclusive sale transactions, restructurings, private placements and project finance advisory. As of May 17, 2013, FINRA granted the continuance of the Company's membership to include best efforts or firm commitment underwriting, as lead manager, co-manager, syndicate member or selling group member.

The Company is based in New York, New York and has a branch office in San Francisco, California.

2. Significant Accounting Policies

Basis of Presentation

The Company maintains its financial records in U.S. dollars. The Company's Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect reported amounts in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent; however, actual results could differ from those estimates.

Cash

Cash is held on deposit with insured banking institutions. All amounts on deposit are available on demand.

2. Significant Accounting Policies (continued)

Restricted Cash

In November 2016, the FASB issued ASU 2016-18, Restricted Cash, which addresses classification and presentation of changes in restricted cash on the statement of cash flows. The Company adopted this ASU on January 1, 2018. The Company maintains an interest bearing certificate of deposit (CD), required by the terms of a lease agreement. The cash deposit is segregated and available to the lessor as collateral for the entire term of the lease. The CD has a term of nineteen months but it automatically renews each year upon maturity of the CD. The CD had a carrying value of $536,605 at December 31, 2018.

Fair Value Measurements and Disclosures

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. The Company has a Valuation Committee which is responsible for measuring the fair value of any investments held by the Company.

Financial Accounting Standards Board Accounting Standards Codification topic 820 ("ASC 820") establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances.

The three-tier hierarchy of inputs is summarized in the three broad levels as follows:

Level 1 – Inputs are unadjusted quoted market prices in active markets for identical assets and liabilities;

2. Significant Accounting Policies (continued)

Level 2 – Inputs are directly or indirectly observable estimates from quotes for similar but not identical assets and liabilities, market trades for identical assets not actively traded or other external independent means;

Level 3 – Inputs are unobservable and reflect assumptions on the part of the reporting entity.

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value as they are short-term in nature. Assets and liabilities that are recorded at amounts approximating fair value consist primarily of cash, restricted cash, receivables and accounts payables.

Income Taxes

The Company is a single-member limited liability company and is a disregarded entity for US income tax purposes. As such, the Company is not subject to any US federal and relevant state and local income taxes. The Company also does not have presence or operations outside the US and therefore, should not be subject to any non-US taxes.

Significant accounting pronouncements issued, not yet adopted

Leases (ASC 842)

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." This ASU requires that, for leases longer than one year, a lessee recognize in the Statement of Financial Condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. It also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. It also requires that for qualifying sale-leaseback transactions the seller recognize any gain or loss (based on the estimated fair value of the asset at the time of sale) when control of the asset is transferred instead of amortizing it over the lease

2. Significant Accounting Policies (continued)

period. In addition, this ASU requires expanded disclosures about the nature and terms of lease agreements.

The Company adopted this ASU on January 1, 2019 under a modified retrospective approach. The Company's implementation efforts include reviewing the terms of the existing lease and service contracts, which may include embedded leases. Based on the implementation efforts to date, the firm expects a gross up of approximately $1,200,000 on its Statement of Financial Condition upon recognition of the right-of-use assets and lease liabilities.

3. Contingencies and Indemnifications

ASC 450 defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss. The uncertainty will ultimately be resolved when one or more future events occur or fail to occur. A contingency is deemed to exist when the amount is unknown and uncertainty lies in whether or not the triggering event has occurred or will occur and what the effect, if any, on the Company would be when it occurs. Loss provisions are established when it becomes probable that the Company will incur an expense related to the contingency and the amount can be reliably estimated. The Company considers losses to be reasonably possible when they are neither probable nor remote. As of December 31, 2018, there are no material loss contingencies.

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

4. Advisory Fee Receivable

The advisory fee receivable balance as of December 31, 2018 includes amounts due from external clients of the Company of $2,293,970.

5. Related Party Transactions

At December 31, 2018, the Company has a net payable of $5,858,048 to the Parent Company. The Parent Company and the Company have a Service Agreement in place which is reviewed and assessed for reasonableness on a quarterly basis. The Service Agreement states that a portion of the operating expenses incurred by the Parent Company will be allocated to the Company on a monthly basis. The monthly allocation is booked as a payable to the Parent Company and settled with the Parent Company in the current month.

6. Financial Instruments

The Company holds warrants, issued by two separate third parties, which were earned and received as success fees in 2012 and 2017, respectively. As of December 31, 2018, the Company has determined that the warrants are worthless based on the valuation analysis performed by the Company's Valuation Committee. As of December 31, 2018, the total investment in warrants is valued at $0 on the Statement of Financial Condition.

7. Net Capital Requirements and Other Regulatory Matters

The Company does not carry customer accounts and is exempt from the SEC Customer Protection Rule 15c3-3 under subparagraph (k)(2)(i).

As a broker-dealer registered with the SEC, the Company is subject to the SEC Uniform Net Capital Rule, which specifies, among other requirements, minimum net capital requirements. The Company computes its net capital requirements under the aggregate indebtedness standard of Rule 15c3-1 which requires the Company to maintain a net capital equal to or greater than an amount established by the SEC. Under this rule, the Company is required to maintain net capital equal to the greater of 6-2/3% of its aggregate indebtedness, or $100,000. At December 31, 2018, the

7. Net Capital Requirements and Other Regulatory Matters (continued)

Company's net capital was $3,883,895 which was $3,783,895 in excess of its minimum net capital requirement.

8. Concentrations of Credit Risk

The Company does not engage in any trading or brokerage activities with other counterparties but rather provides financial advisory services to various clients in exchange for transaction/advisory fees. In the event that the clients do not fulfill their payment obligations, the Company may be exposed to default risk. The risk of default depends on the creditworthiness of the counterparty.

The Company maintains its cash in bank accounts at a single bank which exceeds the federally insured limit. The Company has not experienced any losses in their cash accounts and does not consider itself to be at risk with respect to its cash balances.

As of December 31, 2018, 76.3% of the advisory fee receivable was due from two counterparties.

9. Lease Commitments

At December 31, 2018, the Company was obligated under a non-cancelable operating lease for premises used for operations. The lease expires in November 2022.

In connection with this lease there is a security deposit which is included in the Statement of Financial Condition.

9. Lease Commitments (continued)

The following table presents the required future minimum rental payments under this operating lease:

2019	$ 328,689
2020	338,550
2021	348,706
2022	328,492
Total minimum future lease payments	$ 1,344,437

10. Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated for possible recognition or disclosure in the Statement of Financial Condition through the date the Statement of Financial Condition was issued.

Subsequent to December 31, 2018 the Company distributed $8,955,048 to its Parent Company.